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                                                                Exhibit 12(b).


NORWEST CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                         Year Ended December 31
(In Thousands)                            1993       1992       1991       1990       1989

Computation of Income:
  Income before
    income taxes                      $  937,705    603,281    467,685    266,417    371,030
Capitalized interest                           -        (24)         -        (13)      (165)
  Income before
    income taxes and
    capitalized interest                 937,705    603,257    467,685    266,404    370,865
  Fixed charges                        1,401,677  1,549,135  2,059,643  2,234,004  2,131,427
  Total income for
    computation                       $2,339,382  2,152,392  2,527,328  2,500,408  2,502,292
  Total income for
    computation excluding
    interest on deposits
    from fixed charges                $1,561,888  1,226,461  1,154,308  1,073,853  1,134,320


Computation of Fixed Charges:
  Net rental expense (a)              $  130,892    119,902    106,183     98,548     90,829
  Portion of rentals deemed
    representative of interest        $   43,631     39,967     35,394     32,849     30,276
  Interest:
    Interest on deposits                 777,494    925,931  1,373,020  1,426,555  1,367,972
    Interest on federal funds
      and other short-term
      borrowings                         234,263    273,432    342,595    510,443    479,458
    Interest on long-term debt           346,289    309,781    308,634    264,144    253,556
    Capitalized interest                       -         24          -         13        165
      Total interest                   1,358,046  1,509,168  2,024,249  2,201,155  2,101,151
    Total fixed charges               $1,401,677  1,549,135  2,059,643  2,234,004  2,131,427
    Total fixed charges-
      excluding interest on
      deposits                        $  624,183    623,204    686,623    807,449    763,455

  Preferred stock dividends               27,618     27,829     17,271      2,592      6,104
  Pre-tax earnings needed to
    meet preferred stock
    dividend requirements                 39,622     38,154     20,148      4,419      8,227
  Total combined fixed charges
    and preferred stock
    dividends                         $1,441,299  1,587,289  2,079,791  2,238,423  2,139,654
  Total combined fixed charges
    and preferred dividends
    excluding interest on
    deposits                          $  663,805    661,358    706,771    811,868    771,682

Ratio of Income to combined
  Fixed Charges and
  Preferred Stock Dividends:
    Excluding interest
      deposits                             2.35x       1.85       1.63       1.32        1.47
    Including interest on
      deposits                             1.62x       1.36       1.22       1.12        1.17

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(a)  Includes equipment rentals.

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